WPN Resources Ltd

FILE No. 82-2418
Rule 12g3-2 (b)

~~Grove Energy Limited~~

NEWS RELEASE

SUPPL

PDATE ON CETATUIA-1 WELL

Grove Energy Limited ("Grove" or the "Company") (TSX-V & AIM: GRV), the oil and gas exploration company with assets in Europe and the Mediterranean Margin, has been advised by the operator that the Cetatuia-1 well ("Well"), onshore Romania, has reached a depth of 2,350 metres after side tracking and is currently just above the expected Middle Triassic, one of the targets of the Well. Drilling has proceeded more slowly than normal to guard against the hole problems that were encountered earlier.

The Well is being drilled to test two targets, the other one being the shallower Miocene formation ("Sarmatian").

The Sarmatian was encountered at 1,328 metres and came in 54 metres higher than predicted and had a thickness of 228 metres. Gas shows were encountered throughout the section with readings up to C5. The results confirm the presence of reservoir quality sands and demonstrate the presence of a working petroleum system within this part of the Craiova Concession. These are positive factors in terms of future exploration as they were unknown risks prior to drilling in this area of the Concession.

In addition, data obtained from drilling has been interpreted and integrated into the geological model by the operator's consultants, and has confirmed the presence of two potential closures within the Sarmatian, both of which could be accessed from the current drilling site. One of these has an amplitude variable offset (AVO) anomaly (possible fluid presence in the subsurface displayed on a seismic section), and additional seismic interpretation work is being carried out on both of these prospects.

Plans are to drill into the upper part of the Middle Triassic and make a geological assessment. If it is decided to drill the entire section, a 7 inch liner may first be run to the top of the formation.

Grove is committed to building a diversified portfolio of oil and gas assets in Europe and the Mediterranean Margin. Grove's principal business strategy is to generate a sustainable cash flow as quickly as possible. Grove's assets are in proven hydrocarbon provinces, close to existing discoveries and infrastructure, in regions that are net importers of hydrocarbons with high domestic hydrocarbon prices and importantly in countries with stable legal and political environments.

dlw 8/10

FILE No. 82-2418
Rule 12g3-2 (b)

GROVE ENERGY LIMITED

Per "Glenn Whiddon"
GLENN R. WHIDDON, CEO

Some of the statements contained in this release are forward-looking statements. Forward-looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and in other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems or unfavourable geological conditions or other factors that may mean that a commercial level of oil and gas production is not achieved, or changes in product or general prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor the AIM Market operated by London Stock Exchange plc approves nor disapproves of the information contained herein.

The information contained herein does not constitute an offer of securities for sale in the United States, United Kingdom, Canada, Japan or Australia.

For further information please contact:
Glenn Whiddon, CEO
glenn@groveenergy.com
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
North America
Phone: +1 604 669 2099
Fax: +1 604 943 3716
Australia
Tel: +61(0)8 9322 2711
Fax: +61(0)8 9322 7577
United Kingdom
Robert Finlay
Canaccord Capital (Europe)
Phone: +44 (0)207 518 2777

Gary Middleton
St. Swithins
Phone :+44 (0)7951603289
gary@swithins.com